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                                                                   EXHIBIT 2(e)

                              AMENDMENT TO BY-LAWS

                                       OF

                  NUVEEN PREMIUM INCOME MUNICIPAL FUND 4, INC.


The By-Laws of Nuveen Premium Income Municipal Fund 4, Inc., a Minnesota corporation (the "Fund"), have been amended by unanimous vote of the Board of Directors at a meeting duly called, convened and held on October 30, 1998, to read as follows:

         WHEREAS, the Fund's By-Laws permit shareholders to cast a vote at any regular or special meeting of shareholders either in person or by proxy; and

         WHEREAS, such proxies are currently returned to the Fund by means of the United States Postal Service or by overnight courier; and

         WHEREAS, the Board not deems it beneficial to include the submission of proxies by telephonic and electronic means.

         NOW, THEREFORE, BE IT RESOLVED, that Section 2.7 of the Fund's By-Laws be amended to include the following at the end of such section:

                  The placing of a Shareholder's name on a proxy pursuant to telephonic or electronically transmitted instructions (including, without limitation, instructions transmitted over the Internet) obtained pursuant to procedures which are reasonably designed to verify that such instructions have been authorized by such Shareholder, shall constitute execution of such proxy by or on behalf of such Shareholder.